July 24, 2025

Josh Blacher
Interim Chief Financial Officer
Predictive Oncology Inc.
91 43rd Street, Suite 110
Pittsburgh, PA 15201

        Re: Predictive Oncology Inc.
            Registration Statement on Form S-1
            Filed July 18, 2025
            File No. 333-288782
Dear Josh Blacher:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Amanda Maki, Esq.